Exhibit 1

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 and NYSE: LINX), pursuant to the paragraph 4 of article 157 of Law 6404, of December 15, 1976, as amended and in force (“Brazilian Corporate Law”), and the Normative Regulation 358, of January 03, 2002, as amended, hereby announces the acquisition of Millennium Network Ltda. (“Millennium”), through the signing, on June 27, 2019, of a Purchase and Sale of Shares Agreement by Linx Sistemas e Consultoria Ltda. (“Linx”), a subsidiary of the Company and the owners of Millennium.

Founded in 1993, Millennium is a reference in ERP solution for e-commerce in the SaaS model that allows the retailer, along with other technologies, to offer the consumer an omnichannel experience. Millennium expected gross revenue for 2019 is BRL 31 million.

For the acquisition, Linx will pay a total of BRL 65.0 million in one installment and, in addition, subject to the achievement of financial and operating targets, for the years 2019 to 2022, it will pay the amount of up to BRL 44.6 million.

The acquisition of Millennium is another step towards Linx’s strategy to strengthen its omnichannel strategy, which is an important retail trend and represents a major growth opportunity for the Company. In this case, the rationale is to strengthen the ecosystem with a highly scalable back office solution with strong complementarity to existing Linx solutions.

Millennium has over one thousand relevant clients in its segments, among which we highlight: Amaro, Riachuelo, Johnson & Johnson, Mormaii, Marabraz, BRF and Infracommerce.

The acquisition was approved by the Company´s Board of Directors on the date of the Contract signing, pursuant to article 23, item (xxvii) of the Company’s Bylaws, with approval Shareholders´ Meeting being waived, since this acquisition is not covered by the article 256 of the Brazilian Corporate Law (Lei das Sociedades por Ações).

São Paulo, June 27, 2019.

Pedro Holmes Monteiro Moreira

Investor Relations Officer